UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of December 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐   No  ☒

Lisbon, December 13th 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP ACQUIRES 1.11% OF TEJO ENERGIA SHARE CAPITAL

EDP PARTICIPAÇÕES - S.G.P.S., S.A. (“EDP Participações”), a fully owned subsidiary of EDP - Energias de Portugal, S.A. (“EDP”), acquired yesterday from E.D.F. International (“EDF”) a 1.11% stake in the share capital of Tejo Energia - Produção e Distribuição de Energia Eléctrica, S.A. (“Tejo Energia”), for a total amount of 1.4 million euros.

EDF entered into a Sale and Purchase Agreement with all the shareholders of Tejo Energia, namely National Power International Holdings BV (“IPBV”), Endesa Europa, S.L. (“Endesa”) and EDP Participações, for the sale of its 10% stake in the share capital of that company. All shareholders subscribed to the agreement in the proportion of their shareholdings in Tejo Energia and as a result, EDP Participações now holds 11.11% of the company’s share capital, IPBV 50% and Endesa 38.89%.

Tejo Energia owns the Pego coal power plant in Portugal, with 628 MW of installed capacity, which operates in the Public Electricity System under a Power Purchase Agreement with REN. This plant generated 4,422 GWh in 2004 and 4,168 GWh in 2003.

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899	EDP - Energias de Portugal, S.A.

Email: ir@edp.pt

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

Share Capital €3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 14, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ JOÃO RAMALHO TALONE
Name:	João Ramalho Talone
Title:	Chief Executive Officer